A.G.P. / Alliance Global Partners

590 Madison Ave., 28th Floor

New York, NY 10022

July 14, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aptevo Therapeutics Inc.
Registration Statement on Form S-1
File No. 333-273067

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), A.G.P / Alliance Global Partners, as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:30pm Eastern Time on July 18, 2023 or as soon thereafter as practicable.

Very truly yours,

A.G.P / Alliance Global Partners

By:	/s/ Thomas J. Higgins
Name:	Thomas J. Higgins
Title:	Managing Director